UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
February 19, 2025
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08
+1 441 279 2590
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

On February 19, 2025, Fidelis Insurance Holdings Limited issued a press release announcing: (i) an update to loss reserves in advance of reporting the Company’s fourth quarter and full year 2024 earnings and (ii) a preliminary catastrophe loss estimate in respect of the January 2025 California Wildfires. A copy of the press release is attached hereto as Exhibit 99.1.

Additionally, the Company has issued a list of Frequently Asked Questions in relation to the aforementioned press release, as set out below.

FREQUENTLY ASKED QUESTIONS

We continue to monitor our exposure to Russia’s ongoing invasion of Ukraine (the “Ukraine Conflict”), which remains a complex and evolving event. For more details, including risk factors, see forward looking statements as set out below.

Net Adverse Prior Year Loss Reserve Development Frequently Asked Questions

1.What changed between September 30th and December 31st in 2024 that drove adverse development in the Aviation and Aerospace line of business for the fourth quarter of 2024?

The $287.2 million net adverse prior period development in the company's Aviation and Aerospace line of business during the fourth quarter reflects recent developments in the complex and evolving Russia-Ukraine aviation litigation. This adverse development is primarily attributed to business underwritten across the 2021 and 2022 underwriting years.

Through the course of the fourth quarter the Company has been judiciously settling claims to derisk its overall exposure. In addition, the Company has strengthened reserves, in large part to make allowance for ongoing settlement discussions and also to reflect recent developments and new information received.

2.Are you actively looking to settle claims? How many Russia/Ukraine claims have you settled thus far and how many are remaining?

As with any complex litigation process, settlement conversations are a part of an overall litigation strategy. We further note that claims settlements are confidential and as such we are not able to provide details of specific settlements.

To date, the Company has successfully settled or is in various stages of settlement discussions for approximately two-thirds of the total exposure related to lessor policy claims currently in litigation. Of the remaining lessor policy claims in litigation, a significant portion of these claims relate to the English trial that commenced in October 2024, in respect of which the Company continues to hold reserves based on a probabilistic model of potential court outcomes, incorporating recent developments and updated information received. The English trial concluded February 14, 2025, and a court judgment will be rendered in the coming months.

3.How are you reserving for the remaining exposure to the Russia-Ukraine aviation litigation?

Of the remaining lessor policy claims in litigation, we continue to reserve for these claims using a probabilistic model of potential court outcomes, which incorporates recent developments and new information received, such as information obtained as part of the ongoing settlement discussions.

In relation to our reserving process more generally (including our Aviation and Aerospace related reserves), we write a short-tailed book and for the majority of our exposures have insight into losses quickly. On a quarterly basis, we carry out a review of all reserves based primarily on claims experience. On an annual basis, we carry out a detailed review of our reserving methodology and associated assumptions, incorporating all available information and taking into account any recent developments. Our annual reserving process also includes an independent annual review of our overall reserve positions performed by an external actuarial firm on our overall reserve positions.

4.What is the total exposure to the Ukraine Conflict?

In line with industry practice, we don’t disclose our total exposures to specific claims or loss events.

With the actions taken in the fourth quarter, we have meaningfully derisked our exposure to the complex and evolving Russia-Ukraine aviation litigation proceedings.

5.How does this announcement affect the Company's capital position?

Fidelis Insurance Group is well-capitalized. The Company has sufficient capital to pursue accretive growth opportunities across its portfolio while also ensuring the strength and stability of its balance sheet. This strong capital position enables the Company to strategically invest in initiatives that drive long-term value creation for shareholders.

Non-GAAP Financial Measures
This press release includes certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including Operating net income, Operating EPS, Operating ROE and Operating ROAE, attritional loss ratio and catastrophe and large loss ratio, and therefore are non-GAAP financial measures. Reconciliations of such measures to the most comparable U.S. GAAP figures are included in the attached financial information in accordance with Regulation G.

SAFE HARBOR REGARDING FORWARD-LOOKING STATEMENTS

This 6-K (including all exhibits attached hereto), posts on our website and LinkedIn and the related discussion and analysis relating to our financial results for the three and twelve months ended December 31, 2024 contain, and our officers and representatives may from time to time make (including on our related earnings conference call), “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “seek,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Examples of forward-looking statements include, among others, statements we make in relation to: targeted operating results such as return on equity, net earnings and net earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross written premiums and book value; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our business and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.

Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:

•our ability to manage risks associated with macroeconomic conditions including any escalation of the Ukraine Conflict or those in the Middle East, or related sanctions and other geopolitical events globally;
•the recent trend of premium rate hardening and factors likely to drive continued rate hardening or a softening leading to a cyclical downturn of pricing in the (re)insurance industry;
•the impact of inflation (including social inflation) or deflation in relevant economies in which we operate;
•our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly;
•the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;
•any litigation to which we are party being resolved unfavorably to our prior expectations, whether through court decisions or otherwise through effecting settlements (where such settlements are capable of being achieved), based on emerging information, the actions of other parties or any other failure to resolve such litigation favorably;
•the inherent unpredictability of litigation and any related settlement negotiations which may or may not lead to an agreed settlement of particular matters;
•the outcomes of probabilistic models which are based on historical assumptions and which can differ from actual results or other emerging information as compared to such assumptions;
•the less developed data and parameter inputs for industry catastrophe models for perils such as wildfires and flood;
•the effect of climate change on our business, including the trend towards increasingly frequent and severe catastrophic events;
•the possibility of greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices have anticipated;
•the reliability of pricing, accumulation and estimated loss models;
•the impact of complex causation and coverage issues associated with attribution of losses;
•the actual development of losses and expenses impacting estimates for claims which arose as a result of loss activity, particularly for events where estimates are preliminary until the development of such reserves based on emerging information over time;
•the recovery of losses and reinstatement premiums from our reinsurance providers;
•our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;
•our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting;
•and those risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in Fidelis Insurance Holdings Limited’s Annual Report on Form 20-F filed with the SEC on March 15, 2024 (which such section is incorporated herein by reference) (the “2023 Annual Report”), and below in this Form 6-K filed with the SEC on February 19, 2025, as well as subsequent Annual and Current Report filings with the SEC available electronically at www.sec.gov.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. Any forward-looking statements, expectations, beliefs and projections made by us in this release and on our related conference call speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.

RISK FACTORS

The full extent of the impacts of the ongoing Ukraine Conflict on the (re)insurance industry and on the Group’s business, financial condition and results of operations, including in relation to claims under the Group’s (re)insurance policies, are uncertain and remain unknown.

The U.S. and global markets have experienced volatility and disruption following the ongoing Ukraine Conflict. In response to such invasion, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe. The United States, the United Kingdom, the European Union and other countries have announced various economic and trade sanctions, export controls and other restrictive actions against Russia, Belarus and related individuals and entities. These include, among other measures, the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system, the imposition of comprehensive sanctions on certain persons and entities (including financial institutions) in Russia and Belarus and new export control restrictions targeting Russia and Belarus (including measures that restrict the movement of U.S.-regulated aircraft into or within Russia). The Ukraine Conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the severity and duration of the ongoing Ukraine Conflict is impossible to predict, the active conflict could lead to market disruptions, including significant and prolonged volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Further, in December 2022, the members of the G7, including the United States and the United Kingdom, joined the EU in prohibiting regulated persons from providing a range of services, including issuing maritime insurance, related to the maritime transport of crude oil of Russian Federation origin, unless purchasers bought the oil at or below a price cap.

Although the Group will take measures designed to maintain compliance with applicable sanctions in connection with its activities, the Group cannot guarantee that it will be effective in preventing violations or allegations of violations. Violations, or allegations of violations, could result in civil and criminal penalties, including fines, for the Group or for responsible employees and managers, as well as negative publicity or reputational harm.

As of the date of this report, the Group has identified certain business lines which have experienced an increase in claims and potential losses resulting from the ongoing Ukraine conflict and related sanctions. In particular, any large losses in the Aviation and Aerospace line of business could have a material and adverse impact on the performance of the Insurance segment generally. In light of the evolving nature of the Ukraine Conflict and related claims and litigation, there are a number of complexities and implications that continue to be evaluated and determined on an ongoing basis so that the Group can reasonably estimate potential losses at a given point in time, in light of developing facts and circumstances. See below “We are subject to litigation which could adversely affect our business and results of operations.”.

The extent and duration of the Ukraine Conflict, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Most of the significant factors arising out of the ongoing Ukraine Conflict are beyond the Group’s control and any such disruptions may also have the effect of heightening many of the other risks described in this “Risk Factors” section. Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Ukraine Conflict and subsequent sanctions, could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group is exposed to the risk of ordinary course litigation which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The extent and complexity of the legal and regulatory environment in which the Group operates and the products and services the Group offers mean that many aspects of the business involve substantial risks of liability. The

Group’s insurance may not necessarily cover all or any of the claims that clients or others may bring against the Group or may not be adequate to protect it against all the liability that may be imposed. The Group also may be involved in litigation against third parties in the normal course of business and the probable outcome of all such litigation may be taken into account in the assessment of the Group’s liabilities.

Any litigation involving the Group could have a material adverse effect on the Group in the future, if the outcome of such litigation is incorrectly estimated or must be increased due to litigation trends. The Group may also elect to resolve any litigation through effecting settlements, which are negotiated on an arms-length basis with plaintiffs, and which may result in payments of lesser or greater amounts than amounts reserved for such litigation and which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

We are subject to litigation which could adversely affect our business and results of operations.

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries in the normal course of its business in a number of jurisdictions. For example, as a result of certain claims made by aircraft lessors in respect of the unreturned aircraft stranded in Russia as a result of the Ukraine Conflict, as previously disclosed, aircraft lessors have instituted proceedings in the U.K., the U.S. and Ireland against upwards of 60 (re)insurers, including certain Group entities.

The outcomes of such ongoing proceedings are not reasonably determinable and may result in favorable or adverse judgements, which may be further subject to appeal. The Group has settled certain claims subject to the various ongoing proceedings and may continue to resolve other related claims by effecting settlements. See above “The Group is exposed to the risk of ordinary course litigation which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.”

While management believes that these claims will not have a material adverse effect on the Group’s financial position after consideration of any applicable reserves, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation and related negotiations which may or may not lead to an agreed settlement of particular matters, it is possible that an adverse outcome impacting several of the outstanding claims could, from time to time, have a material adverse effect on the Group’s results of operations or cash flows.

Coverage disputes can increase expenses and incurred losses, which could have a material adverse effect on the Group’s business.

There can be no assurance that various provisions of the Group’s insurance policies and reinsurance contracts, such as limitations on, or exclusions from, coverage, will be enforceable in the manner intended. In particular, the ongoing Ukraine Conflict has led to coverage disputes in relation to, among others, policy language and the impact of sanctions and cancellation notices. Such actions have led to increased uncertainty surrounding emerging claims, including under the Group’s policies.

Coverage risks at the primary claims level are influenced by social inflation trends, such as increased speculative litigation, expanded theories of liability and contractual interpretations, targeting of insurance policy limits or punitive remedies, and rising jury awards or related settlement amounts. The trends can impact our reserving practices and loss exposure determinations. In some instances, potential applicability of these factors may not become apparent until after insurance contracts were entered into and therefore may not be appropriately factored into the initial underwriting decision. Due to such evolving and emerging claims and coverage issues, the full extent of liability under impacted insurance contracts may not be known, and the Group’s business, prospects, financial condition or results of operations may be materially and adversely affected. While social inflation is particularly prominent in the U.S. and to date has resulted in a high number of coverage or quantum litigation, its effects may spread to other jurisdictions and among different types of claims, in particular, aviation litigation, which has seen a trend of an increase in both quantum and number of settlement offers, where previously such claims would not be brought (e.g., as relates to injuries following moderate to severe turbulence). The Group’s exposure to California wildfires could be impacted by social inflation bringing higher cost of materials, labor and raw material shortages driving up prices and costs of housing repairs, or its coverage disputes from the ongoing Ukraine Conflict could also be affected as the courts decide the quantum of claims and judgement awards.

These risks add further pressure to an already uncertain area surrounding emerging claims, which has been particularly prominent in the Florida insurance market, which has seen an increase in losses and loss adjustment expenses due to the prevalence of assignment of benefits (“AOB”) claims. Through AOB, homeowners are able to assign the benefit of their insurance recovery to third parties (including the right to claim back legal fees if they are successful in arguing for a larger than initially offered pay-out). AOB practice in Florida has been characterized by an inflated size and number of claims, increased litigation, interference in the adjustment of claims and the assertion of bad faith actions and one-way attorney fees. There were a large number of AOB claims following Hurricane Irma in 2017, a trend which continued in the wake of Hurricane Michael in 2018. In an effort to stem rising premiums caused by unnecessary litigation and AOB abuse and to curtail any further exponential growth in AOB litigation, Florida’s state legislature has signed into law an AOB reform measure, which will, among other provisions, restrict attorney fees on AOB litigation and allow providers to sell AOB exempt policies. However, until the effects of the new legislation become clear, ongoing AOB activity and related potentially fraudulent claims activity may have a material effect by inflating the size of the Group’s losses and loss adjustment expenses.

Furthermore, the Group is exposed to the risk of emerging “bad faith” claims (whether due to the location of domicile of the underlying insured or due to business written in respect of risks located in the United States, including for example via our Property line of business), which have recently been successfully brought in several U.S. states. The trend of increasing numbers of “bad faith” claims in litigation is likely to continue as plaintiffs pursue greater recovery or potential punitive damages as a matter of strategy. This creates unanticipated risks as the ultimate quantum of “bad faith” judgments is not clearly ascertainable until a claim has been presented and investigated. As such, the Group could be affected by “bad faith” claims especially in regards to coverage disputes. There is also a risk that courts in the U.S. will be less favorable towards non-U.S. insurers where the claimant is a U.S. policyholder. Additionally, due to potential unfamiliarity with the local rules and regulations, a non-U.S. insurer, such as the Group, runs an increased risk of clerical and logistical errors in getting claims and litigation filings in the United States completed in a timely manner to allow it to respond in a timely manner before a summary judgment is held against it.

In addition, coverage claims resulting from the Group’s non-U.S. policies might be affected by “forum shopping” practices where claimants attempt to bring suits to more favorable U.S. jurisdictions in pursuit of higher judgment awards or settlement amounts. Such additional jurisdiction litigation brings complexities which might be lengthy and costly, and may impact our flexibility in resolving such claims, potentially having adverse effects on the Group’s financial condition or results of operations.

Although disputes relating to coverage and choice of legal forum can be expected to arise in the ordinary course of the Group’s business, particularly if the claims are material, the rise in the number of AOB and “bad faith” claims or other coverage disputes could lead to the Group facing a higher volume of claims or quantum of losses than it faced historically. As a result, the Group may incur losses beyond those that it considered might be incurred at the time of underwriting the insurance policy or reinsurance contract, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

EXHIBIT INDEX

Exhibit

99.1	Press Release dated February 19, 2025

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: February 19, 2025	By:	/s/ Allan C. Decleir
	Name:	Allan C. Decleir
	Title:	Group Chief Financial Officer